July 11, 2025

Adam Orvos
Executive Vice President and Chief Financial Officer
Ross Stores, Inc.
5130 Hacienda Drive
Dublin, CA 94568

       Re: Ross Stores, Inc.
           Form 10-K for Fiscal Year Ended February 1, 2025
           Response dated June 30, 2025
           File No. 000-14678
Dear Adam Orvos:

       We have reviewed your June 30, 2025 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our June 17,
2025 letter.

Form 10-K for Fiscal Year Ended February 1, 2025
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 26

1. We note your response to comment 1. You state the principal drivers for variances are presented in order of significance. While listing factors in order of magnitude is not objectionable in and of itself, it is an indirect and less useful way to provide needed information to your investors. Your intended, revised disclosure continues to either not quantify certain factors at all or to quantify them in an indirect manner, such as by references to percentages of other percentages. We believe you should make it easy for investors to obtain quantified impacts of factors, by stating them in absolute dollars. Refer to Instruction 3 to S-K 303(b). Please revise to quantify material factors in absolute dollars and provide us a copy of your intended, revised disclosure.
 July 11, 2025
Page 2

       Regarding the impacts of changes in price and volume on revenue, we note your proposed attribution to traffic (volume-driven) and basket (volume- and price-driven)
       because goods sold vary from period to period. We acknowledge that isolating reasons for specific material changes, and quantifying such isolated reasons, can sometimes be challenging because they can be highly interrelated. In such circumstances, we encourage you to acknowledge this fact, and to explain such interrelated circumstances to the extent possible. To the extent you do implement changes in price across your assortment that materially impacts sales, we
       encourage you to describe and quantify the impact of the change.
       Please contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services